Exhibit (e)(2)
DATED AS OF 1 JULY 2004
CADBURY SCHWEPPES
PUBLIC LIMITED COMPANY
- and -
CBI HOLDINGS, INC.
- and -
H. TODD STITZER

SERVICE AGREEMENT

Slaughter and May
One Bunhill Row
London EC1Y 8YY
Ref: RXD
PN010440055

THIS AGREEMENT is dated as of 1 July 2004
BETWEEN:
(1)	CADBURY SCHWEPPES PUBLIC LIMITED COMPANY (registered in England No. 52457) whose registered office is at 25 Berkeley Square, London W1J 6HB (“the Company”);

(2)	CBI HOLDINGS, INC. (a Delaware company) whose office is at High Ridge Park, Stamford, Connecticut, USA (“CBI”);

and

(3)	H. TODD STITZER of 14 Badgers Hill, Virginia Water, Surrey GU25 4SA (“the Executive”).
WHEREAS:
(A)	CBI is a wholly owned subsidiary of the Company.

(B)	The Executive entered into a Service Agreement with CBI (as employer) and the Company dated as of 1st March, 2001.

(C)	The Executive is a member of the Board of Directors of the Company.

(D)	At the request of the Company and the Executive, CBI has agreed to make available to the Company the services of the Executive on a secondment basis.

(E)	The Company, CBI and the Executive agree that the employment of the Executive with CBI shall be on the terms and conditions set out in this Agreement.
WHEREBY IT IS AGREED as follows:-
1.	Definitions

In this Agreement:

“Associated Company”	means a company which is from time to time a subsidiary or a holding company of the Company or a subsidiary (other than the Company) of a holding company of the Company. In this definition “subsidiary” and “holding company” have the same meanings as in Section 736 of the Companies Act 1985, as originally enacted; and “associated undertaking” has the same meaning as in paragraph 20 of Schedule 4(A) of the Companies Act 1985;

“the Board”	means the Board of Directors from time to time of the

Company or its duly appointed committee;

“the Bonus Share Retention Plan”	means the Bonus Share Retention Plan adopted by the Remuneration Committee on 31st January, 1997, as amended from time to time;

“the Long Term Incentive Plan”	means the Cadbury Schweppes plc 1997 Long Term Incentive Plan, established by a resolution of the Remuneration Committee passed on 9th May, 1997, as amended from time to time;

“the Pension Plan”	means the Cadbury Beverages Inc. Personal Account Pension Plan adopted as of 20th December, 1961 and amended and restated as of 1st January, 1992 as from time to time in effect;

“the Pension Equalisation Plan”	means the Cadbury Pension Equalisation Plan (formerly the CBI Supplemental Pension Plan) adopted as of 1st January, 1985 as from time to time in effect;

“the Secondment Letter”	means the Secondment Letter Agreement dated 1st July, 2004 among the Executive, CBI and the Company, which is attached to this Agreement as Appendix 1; and

“the Supplemental Executive Retirement Plan”	means the Cadbury Supplemental Executive Retirement Plan adopted as of 1st January, 1996.
2.	Term of Appointment
(A)	Subject to Clauses 17(A) and 17(B), the Executive shall serve the Company as Chief Executive Officer unless and until his employment shall be terminated by CBI or the Company (on behalf of CBI) giving to the Executive not less than 12 months’ notice in writing or the Executive giving to CBI or the Company (on behalf of CBI) not less than six months’ notice in writing in either case expiring at any time.

(B)	This Agreement and the Executive’s employment shall in any event terminate on 31st December, 2012.
3.	Powers and Duties
(A)	The Executive shall exercise such powers and perform such duties (not being duties inappropriate to his senior status) in relation to the business of the

Company or any Associated Company as may from time to time be vested in or assigned to him by the Company (acting on behalf of CBI). The Executive shall comply with all reasonable directions from, and all regulations of, the Company (acting on behalf of CBI).

(B)	The Executive, who shall work such hours as may reasonably be required for the proper performance of his duties, shall devote the whole of his time, attention and abilities during those hours to carrying out his duties in a proper, loyal and efficient manner and shall during those hours devote his full attention to the business and affairs of the Company and shall use his best efforts, skills and abilities to promote its interests. Nothing in this Agreement shall preclude the Executive from engaging in charitable and community affairs and managing his personal investments, provided that such activities do not interfere with the performance of his duties or responsibilities hereunder. In addition, nothing in this Agreement shall preclude the Executive from serving as a Non-Executive Director in a company other than the Company or an Associated Company, provided that any such Non-Executive Directorship must be approved in advance by the Chairman and must be in accordance with the Company’s policies and procedures for such positions as in effect from time to time.

(C)	The Executive shall travel to such places as the Company may from time to time reasonably require.

(D)	The Executive’s normal place of work shall be Group Headquarters, 25 Berkeley Square. London W1J 6HB or within a 25 mile radius of such location. The normal place of work of the Executive may be outside that 25 mile radius if agreed by the Executive and the Company.

(E)	The Company (acting on behalf of CBI) may at any time or from time to time suspend the Executive from the performance of his duties or exclude him from any premises of the Company, in each case for a reasonable period of time only (which may coincide with all or any part of the period of notice given under Clause 2(A)), and in such event the Company shall give its reason for so doing. All benefits, including the Executive’s salary, bonus and other benefits provided under Clauses 4, 5, 6, 7, 8 and 9, will not cease to be payable by reason only of suspension or exclusion.
4.	Salary and Incentive Awards
(A)	The Executive shall be paid every four weeks in arrears for his services during his employment a salary notified to the Executive in writing on the dale hereof or at such higher rate or rates as the Board or the Remuneration Committee of the Board may from time to time determine and notify to the Executive in writing. In those accounting years containing 53 weeks, the annual salary will be divided by 53 and 4/53rds paid for 12 Periods and 5/53rds for one Period.

(B)	At least once in each 12 months the Company, in consultation with CBl, shall review, but shall not be obliged to increase, the salary payable under this Agreement.

(C)	Throughout the Executive’s employment under this Agreement the Company shall operate an annual incentive plan, the Bonus Share Retention Plan and the Long Term Incentive Plan which shall provide for the payment of additional remuneration to the Executive upon the attainment of targets specified in such plans. The Executive accepts and acknowledges that, in drawing up the terms and conditions of such plans, the Company may, in its sole discretion, change the terms and conditions of such plans from the terms and conditions of prior plans, based on the Company’s determination of its business needs at that time. Without limiting the foregoing, the Company may change the types of targets used and the extent and manner in which the targets relate (or do not relate) to budget contracts, economic profit, total share owner return, earnings per share or other financial plans or policies of the Company. Although the Company may alter the incentive plans:-
(i)	it must always be possible for the Executive to earn in each year up to the same proportion of his salary expressed as a percentage, as it was possible for him to earn in the immediately preceding year; and

(ii)	any plans (taken together) must provide a reasonable opportunity for the Executive to earn up to the same level of incentive award as the immediately preceding plans.
(D)	If the Company puts into place additional or alternative schemes or incentive plans from those in effect on the date hereof, the aggregate amount which the Executive is likely to earn under all such schemes or plans shall be used for purposes of determining whether the Company has complied with Clause (C)(i) and (ii) above.

(E)	During the period of the Executive’s secondment to the Company under this Agreement, the Executive shall not be entitled to any other salary or fess as an ordinary or executive director or employee of the Company or any Associated Company and the Executive shall, as the Company may direct, either waive his right to any such salary or fees or account for the same to the Company.
5.	Pensions
(A)	The Executive shall remain in the Pension Plan, the Pension Equalisation Plan and the Supplemental Executive Retirement Plan.

(B)	If the basis upon which the Executive may accrue benefits under the Pension Plan, the Pension Equalisation Plan and the Supplemental Executive Retirement Plan become less favourable than at the date of this Agreement then the Company (acting on behalf of CBI) shall provide to the Executive and his dependants a pension which, when aggregated with any pension payable from the Pension Plan, the Pension Equalisation Plan and the Supplemental Executive Retirement Plan and any benefit referable to former employment. Is equal to the pension which would have been paid in respect of the Executive had he continued to accrue benefits under the Pension plan, the Pension Equalisation Plan and the Supplemental Executive Retirement Plan on a basis no less favourable to him than at the date of this Agreement. This Clause 5(B) shall not apply if the sole reason for the Executive starting to accrue benefits under the Pension Plan, the Pension Equalisation Plan and the Supplemental Executive Retirement Plan on the basis less favourable to him than at the date of this Agreement is that the Company is complying with legislation or other applicable law or regulation having effect for the first time after the date of this Agreement.
6.	Car

The Company (acting on behalf of CBI) shall provide for the Executive (subject to his being qualified to drive) a motor car (or motor car allowance) suitable for a person of his status and shall bear or reimburse all of its costs, including maintenance, fuel, insurance and taxation. The Executive shall take good care of the car, procure that the provisions of any policy of insurance are observed and return the car to the Company’s registered office immediately upon the termination of his employment.

7.	Other Benefits
(A)	Throughout the Executive’s secondment to the Company, the Executive shall be entitled to participate in employee benefit programmes of CBI now or hereafter made available to CBI’s Senior Executives. Such current programmes are specified in clause 7 of the Secondment Letter. If CBI alters or withdraws any or all of these benefits so that their aggregate value is reduced by at least ten per cent when compared with that value immediately before their alteration or withdrawal then the Company shall increase the salary payable to the Executive by an amount equivalent to the gross sum required to enable the Executive to provide the relevant benefits for himself on the basis upon which they were provided immediately before the alteration or withdrawal was made. In this Clause “value” means the cash cost to the Executive of providing the benefits.

(B)	The Company (acting on behalf of CBI) shall procure that the Executive has the opportunity to participate in the Company’s 1994 Share Option Plan (and any successor scheme) on the same basis as applies to other senior executives of the Company.

(C)	Subject to Clause 16 below and to the production, if requested, of medical certificates satisfactory to the Company or CBI, for the first twelve months of the Executive’s incapacity for work due to sickness or accident, salary and other benefits will not cease to be paid or provided by reason only of such incapacity, but any such salary and other benefits shall include any sums the Company or CBI are obliged to pay to the Executive pursuant to any relevant legislation.

For such twelve month period, the Company (acting on behalf of CBI) may reduce salary and other benefits during incapacity by an amount equal to: (i) the benefit (including any lump sum benefit) which the Executive would be entitled to claim during such incapacity under any relevant legislation (whether or not such benefit is claimed by the Executive) and (ii) any amounts received by the Executive under any applicable disability plan or plans of CBI or any subsidiary of CBI.

After twelve months, there shall be substituted for the salary and other benefits such other sums as may be payable under the applicable disability plan or plans of CBI or any subsidiary of CBI then in effect. The Company or CBI, however, may deduct from any such payment an amount equal to any benefits which the Executive is entitled to claim from the relevant government body or department.
8.	Expenses

The Company (acting on behalf of CBI) shall reimburse to the Executive, against production of receipts if requested, all reasonable travelling, hotel, entertainment and other out-of-pocket expenses which he may from time to time be authorised to incur in the execution of his duties hereunder.

9.	Holidays

(A)	The core annual holiday entitlement for the Executive is 25 plus 8 public and bank holidays. The holiday year runs from 1 April to the following 31 March and holiday must be taken during that period at times agreed with the Chairman. During annual, public and bank holidays the Executive will be paid his basic salary.

(B)	If the Executive leaves the Company during a holiday year, the Executive’s holiday entitlement will be calculated on a pro rata basis. Where accrued holiday cannot be taken on termination of employment payment in lieu of holiday will be made, calculated on the basis of 1/260th of his current annual Base Salary for each outstanding day’s holiday. Where the Executive has taken holiday in excess of his holiday entitlement a sum equivalent to any salary received for holiday taken in excess of his holiday entitlement will be deducted by the Company from any sums due to the Executive, calculated on the basis of 1/260th of his current annual Base Salary for each day taken in excess of his holiday entitlement.

10.	Inventions and Improvements
(A)	In this Clause “Intellectual Property” means inventions (whether patentable or not, and whether or not patent protection has been applied for or granted), improvements, developments, discoveries, proprietary information, trade marks, trade names, logos, art work, slogans, know-how, processes, designs (whether or not registrable and whether or not design rights subsist in them), utility models, works in which copyright may subsist (including computer software and preparatory and design materials therefor), and all works protected by rights or forms of protection of a similar nature or having equivalent effect anywhere in the world.

(B)	Subject to the provisions of the Patents Act 1977 (“PA 1977”), the Registered Designs Act 1949 and the Copyright Designs and Patents Act 1988 (“CDPA 1988”), if at any time in the course of or in connection with his secondment to the Company under this Agreement the Executive makes or discovers or participates in the making or discovery of any Intellectual Property directly or indirectly relating to or capable of being used in the business of the Company or any Associated Company, full details of the Intellectual Property shall immediately be disclosed in writing by him to the Company and the Intellectual Property shall be the absolute property of the Company. At the request and expense of the Company, the Executive shall give and supply all such information, data, drawings and assistance as may be necessary or in the opinion of the Company desirable to enable the Company to exploit the Intellectual Property to the best advantage, and shall execute all documents and do all things which may be necessary or in the opinion of the Company desirable for obtaining patent or other protection for the Intellectual Property in such parts of the world as may be specified by the Company and for vesting the same in the Company or as it may direct.

(C)	In relation to the discovery or creation of Intellectual Property in the course of his duties under this Agreement, the Executive irrevocably appoints the Company to be his attorney in his name and on his behalf to sign, execute or do any such instrument or thing and generally to use his name for the purpose of giving to the Company (or its nominee) the full benefit of the provisions of this Clause, and in favour of any third party a certificate in writing signed by any director of the Company or the Group Secretary that any instrument or act falls within the authority conferred by this Clause shall be conclusive evidence that such is the case.

(D)	If the Executive shall at any time make or discover or participate in the making or discovery of Intellectual Property which belongs to the Company, the Executive shall not without the written consent of the Company apply for patent or other protection for the Intellectual Property either in the United Kingdom or elsewhere, and shall not do anything which might adversely affect the Company’s right to obtain patent or other protection therefor.

(E)	The Executive hereby assigns to the Company by way of prospective assignment the copyright and rights in designs (whether registered or unregistered) and any other proprietary rights for the full terms thereof throughout the world in respect of all copyright works and designs originated, conceived or made by the Executive (except only those copyright works and designs wholly unrelated, both directly and indirectly, to the activities of the

Company or any Associated Company and those written, originated, conceived or made wholly outside the period of the Executive’s secondment to the Company under this Agreement). The Executive hereby expressly waives any and all of his moral rights and rights of a similar nature (including the rights conferred by Sections 77, 80 and 84 of the CDPA 1988) in respect of all copyright works created by the Executive and owned by the Company.

(F)	For the purposes of Section 39(1)(a) of the PA 1977, the course of the normal duties of the Executive shall include the use of the equipment, supplies, facilities, research, know-how, technology, trade secrets and confidential information of the Company and any Associated Company and the Executive has the duly to use the same for the sole benefit of the Company or Associated Company (as appropriate) so that any invention made by the Executive which in any way depends upon or was made or facilitated by the use of the equipment, supplies, facilities, research, know-how, technology, trade secrets or confidential information of the Company or any Associated Company shall belong to the Company. The Company and the Executive agree that the nature of the duties and responsibilities of the Executive are and are expected to continue to be such that the Executive has a special obligation to further the interests of the Company’s undertaking within the meaning of Section 39(1)(b) of the PA 1977, and that all inventions made by the Executive in the course of his duties do and shall belong to the Company.

(G)	Rights and obligations under this Clause shall continue in force after termination of this Agreement in respect of Intellectual Property made or discovered during the Executive’s employment under this Agreement and shall be binding upon his heirs, successors, assigns and representatives.
11.	Confidential Information etc.

The Executive shall not, either during his employment or thereafter, use to the detriment or prejudice of the Company or any Associated Company or, except in the proper course of his duties, divulge to any person any trade secret or any other confidential information concerning the business or affairs of the Company or any Associated Company which may have come to his knowledge during his employment. Nothing in this Agreement shall preclude the Executive from making a “protected disclosure” in accordance with the provisions of the Employment Rights Act 1996 (“whistleblowing”).

12.	Non-Solicitation/Non-Competition
(A)	In this Clause:

“Business” means any business or businesses of the Company or any company in the Group in or with which the Executive has been involved or concerned at any time during the period of 52 weeks prior to the Termination Date;

“directly or indirectly” means you acting either alone or jointly with or on behalf of any other person, firm or company, whether as principal, partner, manager, executive, employee, contractor, director, consultant, investor or otherwise;

“Group” means the Company and each Associated Company;

“Key Personnel” means any person who is at the Termination Date or was at any time during the period of 52 weeks prior to the Termination Date employed or engaged in the Business in a managerial capacity;

“Prospective Customer” means any person, firm or company who has been engaged in negotiations in the period of 52 weeks prior to the Termination Date, with which the Executive has been personally involved, with the Company or a company in the Group with a view to purchasing goods and services from the Company or any company in the Group;

“Relevant Customer” means any person, firm or company who at any time during the 52 weeks prior to the Termination Date was a customer or client of the Company or any company in the Group, with whom or which the Executive has dealt other than in a de minimis way or for whom or which the Executive was responsible on behalf of the Company or any company the Group at any time during that period;

“Relevant Goods or Services” means any goods or services competitive with those supplied by the Company or any company in the Group at any time during the 52 weeks prior to the Termination Date in the supply of which the Executive was involved or concerned at any time during that period;

“Relevant Period” means:
(a)	for the purposes of Clause 12(8) the period of 52 weeks from the Termination Date; and

(b)	for the purposes of Clause 12(C) the period of 104 weeks from the Termination Date; and

(c)	for the purposes of Clause 12(D) the period of 104 weeks from the Termination Date;
in each case less any number of weeks during which the Executive has been suspended from his duties pursuant to Clause 3(E) for a period which expires on or shortly before the Termination Date.

“Relevant Supplier” means any person, firm or company who at any time during the 52 weeks prior to the Termination Date was a supplier of any goods or services (other than utilities and goods or services supplied for administrative purposes) to the Company or any company in the Group with whom or which the Executive had personal dealings during his employment other than in a de minimis way; and

“Termination Date” means the date on which the Executive’s employment terminates.

(B)	Non-competition
(a)	Without prejudice to any other provision of this Agreement the Executive will not without the prior written consent of the Company directly or indirectly at any time within the Relevant Period engage or be concerned or interested in any business concern which (a) competes or (b) will at any time during the Relevant Period compete with the Business. This clause shall not restrain the Executive from being engaged or concerned in any business insofar as his duties or work shall relate solely:-
(i)	to geographical areas where the business concern is not in competition with the Business; or

(ii)	to services or activities of 2 kind other than involving the Relevant Goods or Services.
(b)	The Executive acknowledges and agrees that in his capacity as a senior officer he is privy to highly confidential information relating to the global business of the Company and the Group, including (without limitation) information on the strategic plans and objectives of the Business. Accordingly, without the consent of the Company, the Executive agrees (without prejudice to any other provision of this Agreement) that he will not, during the Relevant Period, either personally or by an agent directly or indirectly either on his own account or for any other person, firm or company or in association with or in the employment of any other person, firm or company be engaged in or concerned directly or indirectly in any executive, technical or advisory capacity in certain businesses which compete globally with the business of the Company and the Group, the names of which shall be notified to him from time to time and in any event on the Termination Date. At the date of this Agreement those businesses include:

The Coca-Cola Company; PepsiCo, inc; Nestle S. A.; Kraft Foods Inc; Hershey Foods Corporation; Ferrero SpA;

Mars, Incorporated; and Wm. Wrigley. Jr. Company
For the purposes of this Clause 12(B) the list of companies set out above or notified to the Executive shall include all direct and indirect subsidiaries and divisions of these companies and any associated company in which such a company owns (directly or indirectly) 30% or more of the issued share capital.

(C)	Non-solicitation and non-dealing — The Executive shall not without the prior written consent of the Company directly or indirectly at any time within the Relevant Period:
(a)	solicit the custom of; or

(b)	facilitate or assist the solicitation of; or

(c)	deal with,
any Relevant Customer in respect of any Relevant Goods and Services; or
(a)	solicit the custom of; or

(b)	facilitate or assist the solicitation of; or

(c)	deal with,
any Prospective Customer in respect of any Relevant Goods or Services; or
(a)	interfere; or

(b)	endeavour to interfere,
with the continuance of supplies to the Company and/or any company in the Group (or the terms relating to those supplies) by any Relevant Supplier.

(D)	The Executive shall not without the prior written consent of the Company directly or indirectly at any time during the Relevant Period:
(a)	entice away from the Company or any company in the Group; or

(b)	endeavour to entice away from the Company or any company in the Group; or

(c)	employ or engage; or

(d)	endeavour to employ or engage; or

(e)	assist any other person to do any of the foregoing,
any Key Personnel.

(E)	The Executive agrees that if he receives an offer of employment (whether oral or in writing and whether accepted or not) either during the continuance of this Agreement or during the continuance of any other restrictions set out in this Clause 12 he shall immediately inform the Company of the identity of the offeror and its terms. Without prejudice to the Executive’s obligation in relation to confidentiality, he will provide to the person making the offer details of the substance of the restrictions contained in this Clause 12.

(F)	The provisions of this Clause shall constitute severable undertakings given for the benefit of the Company and each company in the Group and may be enforced by the Company on behalf of any of them.

(G)	The Executive will not at any time after the end of his employment directly or indirectly represent himself as being in any way connected with or interested in the business of the Group (except, if it be true, as a shareholder of the Company or as a director of the Company).

(H)	The Executive acknowledges that the restrictions contained in this Clause 12 in view of the nature of the business in which the Group is engaged, are reasonable and necessary in order to protect the legitimate interests of the Group and that any violation of them would result in irreparable injuries to the Group which would not be readily ascertainable or compensable in terms of money, and therefore the Executive further acknowledges that, in the event of his violation of any of these restrictions, the Group shall be entitled to obtain from any court of competent jurisdiction temporary, preliminary and permanent injunctive relief as well as damages and an equitable accounting of all earnings, profits and other benefits arising from his violation, which rights shall be cumulative and in addition to any other rights or remedies to which the Group may be entitled. The Executive further agrees that if it is determined by a court that he breached the terms of this Clause 12 the Group shall be entitled to recover from him all costs and reasonable legal fees incurred as a result of the Company’s attempts to redress his breach or to enforce the Company’s rights and protect the Company’s legitimate interests.
13.	Return of Property

The Executive shall promptly whenever requested by CBI or the Company and in any event upon the termination of his employment deliver up to the Company all property belonging to the Company or any Associated Company including without limitation phones, computers, fax machines, credit cards and all lists of clients of customers, correspondence and all other documents, papers and records which may have been prepared by him or have come into his possession, custody or control in the course of his employment, and the Executive shall not be entitled to and shall not retain any copies thereof. Title and copyright therein shall vest in the Company.

14.	Directorship
(A)	The removal of the Executive from the office of Director of the Company or the failure of the Company in general meeting to re-elect the Executive as a Director of the Company (if under the Articles of Association for the time being of the Company he shall be obliged to retire by rotation or otherwise) shall terminate the Executive’s employment by CBI and shall also terminate his secondment to the Company. Such termination shall be taken to be a breach by CBI and the Company of this Agreement unless at the time of removal or failure to re-elect the Company was entitled to terminate the Executive’s employment in accordance with Clause 17(A). The Executive shall not during his employment resign his office as a Director of the Company or of Associated Company (unless the Executive is entitled to terminate this Agreement in accordance with Clause 17(B)) or do anything which could cause him to be disqualified from continuing to act as such a Director.

(B)	Upon the termination of the Executive’s employment howsoever arising end without prejudice to any rights which he may have under this Agreement the Executive shall forthwith resign from office as a Director of the Company and any and all Associated Companies in default of which the Company is hereby irrevocably authorised to appoint some person in his name and on his behalf to sign any documents and do any things necessary to give effect thereto.
15.	Death

Upon the death of the Executive, salary shall be paid for the then current pay period and death benefits and any other applicable payments or benefits shall be paid in accordance with the plans, policies and programmes of CBI then in effect.

16.	Disability

If the Executive is absent from his duties with CBI and the Company for at least twelve consecutive months, CBI or the Company on behalf of CBI may terminate his employment immediately, provided that such termination does not prejudice the Executive’s entitlements under the applicable disability plan or plans of CBI or any subsidiary of CBI then in effect. The Executive shall have no right of action or claim against the Company, CBI, any subsidiary of CBI or any other Associated Company for compensation or damages by reason of such termination.

17.	Termination of Employment
(A)	If the Executive:—

(i)	becomes bankrupt or compounds with his creditors or any of them or assigns his estate for the benefit of creditors or any of them; or

(ii)	shall be or become prohibited by law from managing a corporation; or

(iii)	shall be convicted of a serious crime or shall engage in a dishonest act against the Company or any Associated Company or shall engage in any wilful misconduct that is injurious to the financial condition or business reputation of the Company or any Associated Company;
then CBI (or the Company acting on behalf of CBI) shall be entitled by notice in writing to the Executive to terminate forthwith his employment under this Agreement. The Executive shall have no claim against CBI or the Company or any Associated Company by reason of such termination.

Any delay or forbearance by CBI or the Company in exercising any right of termination shall not constitute a waiver of it.

(B)	If CBI (or the Company acting on behalf of CBI):-
(i)	shall reduce salary or fail to provide bonus or incentives as set forth in Clause 4; or

(ii)	shall commit any material breach of this Agreement, including, without limitation, a breach as set forth in Clause 14(A) of this Agreement or a failure by CBI or the Company to comply with any of its obligations as set forth in Clauses 2(A), 3(D), 5, 6, 7, 8 or 9 of this Agreement; or

(iii)	shall purport summarily to terminate this Agreement other than pursuant to Clause 2, Clause 16 or Clause 17(A); or

(iv)	shall alter materially and adversely either the scope of the Executive’s job or the manner of its performance or the level of the Executive’s responsibilities or his reporting relationships or materially reduce the scope of the Executive’s duties; or

(v)	shall fail to cause any successor in business to the Company to enter into an agreement with the Executive on the same terms as this Agreement; or

(vi)	within the two year period beginning on the date of a Change of Control, shall reduce the Executive’s duties, diminish the Executive’s position or change adversely the Executive’s reporting relationship from that or those in effect immediately prior to the Change of Control.
then the Executive shall be entitled by notice in writing to each of CBI and the Company to terminate forthwith his employment under this Agreement.

(C)	For the purposes of this clause 17, “Change of Control” means;
(i)	any person either alone or together with any person acting in concert with him acquiring, in a transaction or a series of transactions, shares carrying voting rights in the Company, or rights over such shares, representing 30% or more of the voting rights in the Company; or

(ii)	the court sanctions a compromise or arrangement between the Company and its members proposed for the purposes of, or in connection with, a scheme of reconstruction of the Company or its amalgamation with any other company or companies or a merger or consolidation otherwise occurring in circumstances where either the shareholders of the Company receive 50% or less of the voting shares in the resulting company or representatives of the Company comprise 50% or less of the Board of Directors of the resulting company; or

(iii)	the Company’s Remuneration Committee in its absolute discretion, decides that a Change of Control has occurred or is about to occur.
There shall not be a Change of Control if following one of the arrangements referred to in (i) or (ii) above the Company is under the control of another company whose shareholders are substantially the same as the persons who own shares in the Company immediately before the arrangement.
18.	Payments and Benefits
(A)	Subject to Clause 18(B), in any of the circumstances described in Clause 17(B) the Company shall forthwith pay to the Executive by way of liquidated damages the following amounts and shall provide the following benefits
(i)	the Company shall pay the Executive an amount equal to the Executive’s full gross salary for one year assuming that salary had continued to be paid at the same rate as immediately prior to the date of termination (the reference to “gross salary” in this Clause 18(A) shall mean Executive’s base salary before any withholdings but excluding any bonuses, pension allowance, special compensation, foreign service premiums, tax equalisation payments, cost of living adjustments and fringe benefits);

(ii)	the Company shall pay the Executive an amount equal to the Executive’s target AIP award in effect when the notice of termination is given under Clause 18(C)(i),

(iii)	the Company shall continue the Executive’s participation in pension plans as described in clause 5, the Executive’s right to use a car described in Clause 6 and the Executive’s benefits described in Clause 7(A) at no cost to the Executive for a period of one year after the date of termination or if earlier (1) the commencement of equivalent benefits from the Executive’s new employer or (2) Executive’s attaining the age of 60. If it is impractical or impossible to continue such benefits after the date of termination of employment, then the Company shall pay the Executive an amount equal to the gross sum required to enable the Executive to provide the relevant benefits for himself on the same basis they were provided immediately before termination of employment. Notwithstanding the foregoing Executive’s participation in disability plans and Executive’s travel accident insurance shall terminate on termination of employment;

(iv)	the Company shall make available at its expense to the Executive the services of an outplacement firm designated by the Company; and

(v)	the Company shall pay reasonable legal costs incurred by the Executive in connection with the preparation of a compromise agreement up to a maximum of £15,000.
(B)	If the Executive is within one year of his normal retirement date set out in Clause 2(B) when the date of termination occurs then the salary and target AIP payments described in Clause 18(A)(i) and 18(A)(ii) should be paid pro-rata to the period outstanding.

(C)	The Executive shall not be entitled to a payment under Clause 18(A) unless he has:
(i)	notified the Company in writing that he considers that Clause 17(B) applies and provided full details of why it applies; and

(ii)	allowed the Company 20 working days from the date of receiving such written notification from the Executive to redress the situation.
(D)	Upon any termination of the Executive’s employment, except for termination pursuant to Clause 17 (A), the Company shall pay to the Executive or his estate his pro-rata accrued portion of his actual award under the annual incentive plan for the year in which the date of termination occurs. Such payment shall be calculated by multiplying such actual award by a fraction, the numerator of which is the number of weeks in the applicable year which precede the date of termination and the denominator of which is 52 (such pro rata amount shall be paid to the Executive by the Company in a lump sum within ninety (90) days following the end of the calendar year in which the date of termination occurs).

(E)	Upon any termination of the Executive’s employment, he or his estate, heirs and beneficiaries, as the case may be, shall be entitled to all accrued benefits under any pension scheme, option scheme, long term incentive plan or any other benefit plan of the Company. Whether the Executive is entitled to any pro rata amount or other amount in the year of termination shall depend on the terms and conditions of the applicable scheme or plan of the Company.

(F)	Any payment by the Company to the Executive and the payment or provision of any accrued benefits as provided in Clauses 18(A), (B), (D) and (E) shall be made in full and final settlement of all and any claims arising out of the Executive’s employment, its termination, or his ceasing to hold the office of director of the Company or any Associated Company and, if so requested by the Company, the Executive shall enter into a compromise agreement or such other form of release as is determined by the Company.
19.	Miscellaneous Matters
(A)	The Executive’s employment with CBI began on 4th April, 1983.

(B)	The Company’s disciplinary rules and procedures, as in force from time to time, shall apply to the Executive. The Company reserves the right to leave out any or all of the stages of those rules and procedures where it considers it appropriate to do so. The Executive is expected at all times to conduct himself in a manner consistent with his senior status.

(C)	If the Executive has a grievance relating to his employment he may apply in person to the Chairman of the Company. If the matter is not then settled, the Executive may write to the Remuneration Committee of the Board setting out full details of the matter.

(D)	Appendices 1 and 2 (the Declaration of Trust dated 1st March, 2001) are part of this Agreement and, as used herein, the term “Agreement” shall be deemed to include the Appendices hereto.

(E)	The Executive consents to CBI, the Company and any Associated Company holding and processing, both electronically and manually, the data it collects in relation to the Executive in the course of the Executive’s employment, for the purposes of the administration of CBI, the Company and any Associated Company and the management of their employees and business and for compliance with applicable procedures, law and regulation and to the transfer, storage and processing by CBI, the Company or any Associated Company of such data outside the European Economic Area, in particular to and in the USA and any other country in which CBI, the Company and any Associated Company have offices.

(F)	The Contracts (Rights of Third Parties) Act 1999 shall not confer any benefit on any person who is not a party to this Agreement, but this Clause shall be without prejudice to the rights which any Associated Company would otherwise have had.

20.	Notices

All notices hereunder shall be in writing and deemed given if delivered by hand and receipted or if mailed by registered mail, return receipt requested. Notices to the Company shall be directed to the Company Secretary at the Company’s headquarters office. Notices to the Executive should be directed to the Executive’s last known home address.

21.	Other Agreements
(A)	This Agreement sets forth the entire agreement and understanding of the parties hereto with respect to the matters covered hereby. Any other contracts of employment between the Company, CBI and any Associated Companies and the Executive, including without limitation, the Service Agreement dated as of 1st March 2001 between the Executive and CBI and the Company, are hereby cancelled by mutual agreement with effect from the date hereof without prejudice to any right of the Executive to incentives or other remuneration which shall have accrued due prior to that date and remain unpaid.

(B)	The Executive acknowledges and warrants that there are no agreements or arrangements whether written, oral or implied between CBI, the Company or any Associated Company and the Executive relating to the employment of the Executive other than those expressly set out in this Agreement and that he is not entering into this Agreement in reliance on any representation not expressly set out herein.
22.	Severability

In the event that any provision or portion of this Agreement shall be determined to be invalid or unenforceable for any reason the remaining provisions of this Agreement shall remain in full force and effect to the fullest extent permitted by law.

23.	Binding Effect

This Agreement shall be binding upon and inure to the benefit of the Executive, the Company, CBI, any Associated Company and any successor organisation or organisations which shall succeed to substantially all the business and property of the Company, whether by means of merger, demerger, consolidation, acquisition of shares or acquisition of substantially all the assets of the Company or otherwise, including by operation of law.

24.	Governing Law

This Agreement shall be governed by and construed under English law and each of the parties hereby irrevocably agrees for the exclusive benefit of the Company that the Courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with this Agreement.

IN WITNESS whereof this Agreement has been entered by or on behalf of the parties the day and year first before written

For and on behalf of CADBURY SCHWEPPES PLC
/s/ John Sunderland
Name of signatory
Position of signatory

CBI HOLDINGS, INC.
/s/ RJ Stack
Name of signatory
Position of signatory

/s/ H. Todd Stitzer
H. Todd Stitzer